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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50047H201

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 648,171
9. Sole Dispositive Power
10. Shared Dispositive Power 648,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 648,171
9. Sole Dispositive Power
10. Shared Dispositive Power 648,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 648,171
9. Sole Dispositive Power
10. Shared Dispositive Power 648,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 648,171
8. Shared Voting Power
9. Sole Dispositive Power 648,171
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 50047H201	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 648,171
8. Shared Voting Power
9. Sole Dispositive Power 648,171
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50047H201	Page 7 of 11 Pages

This Amendment No. 4 (this “Amendment”) to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Kona Grill, Inc., a Delaware corporation, filed by the undersigned on June 26, 2008 (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008 with respect to the Initial Filing, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on December 30, 2008 with respect to the Initial Filing, and as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on January 2, 2009 with respect to the Initial Filing (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity. The Reporting Persons further believe that the Issuer would be better able to realize its full value as a private entity. Accordingly, on March 28, 2008, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 5, in which it submitted a non-binding offer to acquire all of the Issuer’s capital stock at a cash price of $10.75 per share. The Issuer responded, in a letter to the Fund dated April 18, 2008 and attached hereto as Exhibit 6, indicating that the Fund’s letter had been distributed to the Issuer’s Board of Directors for discussion at its next regularly scheduled meeting. On May 1, 2008, the Issuer orally responded to the Fund, indicating that it was not currently interested in pursuing such transaction. On December 30, 2008, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 7, concerning further financing for the Issuer. On January 1, 2009, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 8, concerning a proposal to purchase capital stock of the Issuer.

On January 30, 2009, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 9, concerning a proposal to purchase capital stock of the Issuer and to fill a vacant Board seat.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s operations, strategy, leadership, ownership, personnel and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for

CUSIP No. 50047H201	Page 8 of 11 Pages

purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, including the Reporting Persons’ efforts with respect to the Fund’s interest in making an offer to acquire all of the outstanding shares of the Issuer, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

2.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of January 30, 2009, 648,171 shares of the Common Stock, representing approximately 10.0% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of January 30, 2009, 648,171 shares of the Common Stock, representing approximately 10.0% of such class of securities. These percentages of beneficial ownership are based on a total of 6,501,870 shares of the Common Stock outstanding as of October 31, 2008, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2008.”

3.	The first clause of Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from April 17, 2008 (the date 60 days prior to the event which required the initial filing of this statement) to January 30, 2009:”

CUSIP No. 50047H201	Page 9 of 11 Pages

4.	Item 7 of the Schedule 13D shall hereby be amended by adding an Exhibit 9 as follows:

“Exhibit 9 Letter from Mill Road Capital, L.P. to Kona Grill, Inc. dated January 30, 2009.”

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 50047H201	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 30, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

CUSIP No. 50047H201	Page 11 of 11 Pages

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact